                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                                  (Amendment No. 1)

                      Under the Securities Exchange Act of 1934

                           DYNAMICS CORPORATION OF AMERICA
                           -------------------------------
                                   (Name of Issuer)

                       Common Stock, par value $.10 per share
                      -----------------------------------------
                            (Title of Class of Securities)

                                      268039104
                                    -------------
                                    (CUSIP Number)

                                   Joseph P. Walker
                                 Chairman, President
                             and Chief Executive Officer
                                   CTS Corporation
                               905 West Boulevard North
                                Elkhart, Indiana 46314
                                    (219) 293-7511
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                   With a copy to:

                               Robert A. Profusek, Esq.
                              Jones, Day, Reavis & Pogue
                                 599 Lexington Avenue
                              New York, New York  10022
                                    (212) 326-3939


                   June 23, 1997
                ------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement / /.

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CUSIP No. 268039104               13D
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CTS Corporation
    35-0225010
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                           (b) /X/

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                              / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Indiana
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY       ------------------------------------------------------------
OWNED BY           8    SHARED VOTING POWER
EACH REPORTING
PERSON WITH             1,163,464
                   ----------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        -0-
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,163,464
 -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,163,464
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                         -2-
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CUSIP No. 268039104                        13D
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CTS First Acquisition Corp.
    EIN applied for
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                           (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                              / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Indiana
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY       ------------------------------------------------------------
OWNED BY           8    SHARED VOTING POWER
EACH REPORTING          1,163,364
PERSON WITH             See Item 5
                   ------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        -0-
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,163,364
                        See Item 5
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,163,364
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                         -3-
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         This Amendment No. 1 amends and supplements the Final Amendment to the
Schedule 14D-1 (the "Final Amendment") filed with the Securities and Exchange Commission (the "Commission") on June 16, 1997 by CTS First Acquisition Corp. ("Sub"), a New York corporation and a wholly owned subsidiary of CTS Corporation, an Indiana corporation ("CTS"). The Final Amendment together with the Schedule 14D-1 filed with the Commission on May 16, 1997, as amended, by Sub and CTS is referred to herein collectively as the "Schedule 14D-1." Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 14D-1.

Item 3.  Source and Amount of Funds or Other Consideration.

    Item 3 is hereby amended and supplemented by the information set forth below.

    The purchase price paid by Sub in the Offer was approximately $65.5 million, of which $15.5 million was funded with CTS, working capital and $50.0 million was funded by borrowings under the term loan portion of the Credit Facilities.



Item 4.  Purpose of Transaction.


    Item 4 is hereby amended and supplemented by the information set forth below.

    Pursuant to the Merger Agreement, on June 20, 1997, the Board of Directors (the "Board") of Dynamics Corporation of America (the "Company") met and appointed the following CTS designees to the Board: Joseph P. Walker and Jeannine M. Davis in the class of directors whose terms expire in the year 2000; Stanley J. Aris in the class of directors whose terms expire in 1999 and George
T. Newhart in the class of directors whose terms expire in 1998.

Item 5.  Interest in Securities of the Issuer.

    Item 5 is hereby amended by adding the following at the end thereof:

    On June 18, 1997, Sub and CTS were informed by the depository that 1,163,364 Shares were purchased by Sub pursuant to the Offer, rather than 1,164,339 as was previously reported.

    The holdings of CTS and Sub, which aggregate approximately 1,163,464 Shares, represent approximately 30.3% of the outstanding Shares (based on the number of Shares outstanding on May 9, 1997). CTS and Sub have shared power to vote or direct the vote and to dispose of or direct the disposition of all such Shares. To the best of CTS' and
                                         -4-
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Sub's knowledge, no director or executive officer of either CTS or
Sub has effected any transaction in the Shares within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        On June 20, 1997, the Merger Agreement was amended. The full text of the amendment is attrached hereto as Exhibit (a)(17) and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

        (a)(16) Amendment No. 1 dated as of June 20, 1997, to the Agreement and Plan of Merger, dated as of May 9, 1997, among CTS, Sub and the Company.

        (a)(17) Press Release dated June 23, 1997













                                         -5-
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                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: June 23, 1997              CTS CORPORATION


                                  By:      /s/ Joseph P. Walker
                                     --------------------------------
                                               Joseph P. Walker
                                              Chairman, President
                                            and Chief Executive Officer



                                  CTS FIRST ACQUISITION CORP.


                                  By:       /s/ Joseph P. Walker
                                     --------------------------------
                                               Joseph P. Walker
                                                   President






                                         -6-



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                                   EXHIBIT INDEX

EXHIBIT
NUMBER                                                                   PAGE
-------                                                                  ----
(a)(16) Amendment No. 1, dated as of June 20, 1997, to the Agreement and Plan of Merger, dated as of May 9, 1997, among CTS, Sub and the Company.

(a)(17)  Press Release dated June 23, 1997